ENTASIS THERAPEUTICS HOLDINGS INC.
35 Gatehouse Drive
Waltham, Massachusetts 02451

August 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento

Re:	Entasis Therapeutics Holdings Inc.

Registration Statement on Form S-3

Filed August 2, 2021

File No. 333-258371

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Entasis Therapeutics Holdings Inc. (the “Company”) hereby respectfully requests that the effective date for the registration statement referred to above be accelerated so that it will become effective at 4 p.m., Eastern time, on August 5, 2021, or as soon as practicable thereafter.

Should you have any questions regarding the foregoing, please call the Company’s counsel, Matthew C. Franker of Covington & Burling LLP, who can be reached at (202) 662-5895.

Thank you for your assistance in this matter.

Very truly yours,

Entasis Therapeutics Holdings Inc..

By:	/s/ Elizabeth M. Keiley
Name:	Elizabeth M. Keiley
Title:	General Counsel